SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-               .
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel

Date: October 11, 2006

News Release

For immediate release
This news release contains forward-looking statements.
For a description of the related risk factors and assumptions please see the section entitled
“Caution Concerning Forward-Looking Statements” later in this release
BCE TO BE WOUND DOWN,
BELL CANADA TO CONVERT TO INCOME TRUST
•	Elimination of BCE simplifies corporate structure

•	The new Bell trust’s initial annual cash distribution of $2.55 per unit compares to current BCE dividend of $1.32 per share, and represents a targeted payout ratio of 85%

•	Strategic plan to drive improving financial performance in 2007
MONTRÉAL, Québec — October 11, 2006 — BCE announced today that it will eliminate its holding company operations and convert Bell Canada into an income trust.
The trust, to be known as the Bell Canada Income Fund, is designed to create value for shareholders through increased cash distributions and to ensure there will continue to be competitive parity in the capital markets within the telecom sector. The Trust will have an initial annual cash distribution of $2.55 per unit1, representing a targeted 2007 payout ratio of 85%.
“The elimination of BCE is a further step in our plan to focus on Bell and our communications operations,” said Michael Sabia, Chief Executive Officer of BCE and Bell Canada. “That is the business we know. That is the business we will stick to.”
“Our efforts over the past three years to lower costs and improve our execution capabilities have set a solid foundation,” said Mr. Sabia. “As we look to 2007, we expect to see trends we thought we would only achieve in 2008. As well, we are confident that the improving financial performance of our growth businesses in 2007 will drive improvements in both operating profitability and Free Cash Flow2.” The company will be providing 2007 guidance in December.
“With Bell Canada as an income trust, the payout ratio that we are contemplating is designed to allow us to maintain the financial flexibility we need to be competitive, to fund capital spending at levels needed to fully support growth and to reduce debt,” he said. “At the same time the new capital structure is designed to provide an attractive distribution per unit.”
“Going forward we will continue to build a company based on a differentiated customer experience, offering leading edge products and services, running over the most advanced networks,” said Mr. Sabia. “As a trust, Bell will continue to execute its existing strategic plan based on business transformation and investment in growth services. More than 50% of our revenue will come from growth services by the end of this year.”

The transaction will not change current operations or affect employees or customers. The conversion to an income trust is timely for the company as its tax shelters would be fully used in the first half of next year, triggering a substantial increase in cash taxes payable beginning in 2008.
As a separate matter, the Bell Aliant Regional Communications Income Fund has announced today its intention to purchase all of the units of the Bell Nordiq Income Fund it does not already own, with a view to consolidating its operations with those of Bell Nordiq and continuing to operate the two together as a single trust. “BCE is supportive of Bell Aliant’s proposal to buy the minority of Bell Nordiq as this will create a single regionally oriented business,” said Mr. Sabia.
Highlights — Details of Transaction
•	BCE common shares to be exchanged on a one-for-one basis for units in the Bell Canada Income Fund

•	Information circular to be mailed to common and preferred shareholders in December

•	Special meeting of common and preferred shareholders to be held in Montreal in January

•	BCE and Bell Canada to make cash offer to repurchase all of their outstanding preferred shares

•	Issuer bid circular to be mailed to preferred shareholders in December

•	Repurchase of preferred shares to take place after shareholder and court approval of Plan of Arrangement

•	The transactions are targeted to be completed and Bell Canada Income Fund units to begin trading in the first quarter of 2007
The BCE and Bell Canada Boards of Directors have unanimously approved these transactions.
Tax Implications to Common Shareholders
For BCE common shareholders resident in Canada, the proposed conversion will generally result in a disposition of their BCE common shares giving rise to a capital gain (or capital loss) equal to the amount by which the fair market value of the trust units received exceeds (or is less than) the cost of their BCE common shares. U.S. shareholders will not be taxed in Canada on the conversion of their common shares to trust units.
It is expected that full details of the Canadian and U.S. tax consequences of the proposed conversion will be provided in the information circular to be mailed to all shareholders.
Current and potential shareholders of BCE are encouraged to seek their own tax advice in respect of the consequences to them of the proposed conversion.
Terms and Timing of Arrangement
The conversion of the new combined entity into an income trust, and related transactions (referred to herein as the “Arrangement”), will be carried out pursuant to a plan of arrangement under the Canada Business Corporations Act. Under the Arrangement, each of the outstanding common shares of BCE will be exchanged for units in the Trust on a one-for-one basis. In addition, BCE and Bell Canada will amalgamate together with certain other subsidiaries to form a new company to be known as Bell Canada. The BCE and Bell Canada Boards of Directors believe the Arrangement is in the best interest of their respective companies. BCE and Bell Canada also intend to make cash offers to repurchase all of the currently outstanding BCE and Bell Canada preferred shares. Completion of this repurchase will be conditional only upon completion of the Arrangement.

BCE and Bell Canada currently expect to hold a meeting of their common and preferred shareholders to consider the Arrangement in January, and expect that, provided that all necessary conditions to the Arrangement are satisfied, the Arrangement will be completed in the first quarter of 2007. BCE and Bell Canada expect to mail an information circular and other applicable materials with respect to the Arrangement in December.
Conditions of the Arrangement
The Arrangement is conditional upon, among other things: (i) approval of the Arrangement by BCE and Bell Canada shareholders in accordance with applicable law and court orders granted in connection with the Arrangement, (ii) the receipt of all necessary governmental, regulatory and stock exchanges approvals and other security holder approvals and other consents, (iii) dissent rights not being exercised in respect of more than a level of the outstanding common shares approved by the BCE Board, and (iv) there being no change with respect to the income tax laws or policies of Canada or to the telecommunications and other regulatory laws or policies of Canada that would have a material adverse effect on the transactions contemplated by the Arrangement. In addition, the Boards of each of BCE and Bell Canada will have the discretion to determine not to proceed with the Arrangement.
Fairness Opinions
BCE has received an opinion from BMO Capital Markets, one of the financial advisors to BCE and Bell Canada, that, as of the date hereof and subject to certain customary conditions including the review by BMO Capital Markets of BCE’s information circular and related documentation, the consideration to be received by the common shareholders of BCE under the Arrangement is fair, from a financial point of view, to the common shareholders of BCE. BCE and Bell Canada have also received an opinion from BMO Capital Markets that, as of the date hereof, the consideration to be offered to the preferred shareholders of BCE and Bell Canada under the tender offers to be made in connection with the Arrangement is, in respect of each series of the preferred shares of BCE and Bell Canada, fair, from a financial point of view, to such preferred shareholders.
Preferred Shares and Debt
As part of the Arrangement, BCE and Bell Canada also intend, directly or indirectly, to make cash offers to repurchase all of the currently outstanding BCE and Bell Canada preferred shares. Completion of these repurchases will be conditional only upon completion of the Arrangement. If the Arrangement is not completed, then BCE and Bell Canada will not repurchase any of their existing preferred shares.
BCE and Bell Canada expect that the cash offer prices for the preferred shares will be as follows:
•	$26.05 per share for the Series R First Preferred Shares of BCE

•	$25.60 per share for the currently redeemable Series S First Preferred Shares of BCE

•	$25.60 per share for the currently redeemable Series Y First Preferred Shares of BCE

•	$25.75 per share for the Series Z First Preferred Shares of BCE

•	$25.65 per share for the Series AA First Preferred Shares of BCE

•	$25.85 per share for the Series AC First Preferred Shares of BCE

•	$25.60 per share for the currently redeemable Series 15 Class A Preferred Shares of Bell Canada

•	$26.05 per share for the Series 16 Class A Preferred Shares of Bell Canada

•	$25.95 per share for the Series 17 Class A Preferred Shares of Bell Canada

•	$25.60 per share for the currently redeemable Series 18 Class A Preferred Shares of Bell Canada

•	$26.25 per share for the Series 19 Class A Preferred Shares of Bell Canada

BCE also intends to directly or indirectly make an offer to acquire any Series T First Preferred Shares of BCE that may be issued on conversion of the currently outstanding Series S First Preferred Shares.
The aggregate amount of currently outstanding preferred shares of BCE and Bell Canada is approximately $2.8 billion. Full details of the offer for the preferred shares of BCE and Bell Canada, including the fairness opinion of BMO Capital Markets, will be set out in an issuer bid circular that is expected to be mailed to preferred shareholders in December.
The Arrangement may trigger certain consent rights under certain series of bonds having a face value of approximately $2 billion issued by Bell Canada under the Bell Canada indenture dated July 1, 1976 and the (subordinated) Bell Canada indenture dated April 17, 1996. Bell Canada intends to redeem any callable portion of such debt in accordance with the relevant call provisions. For such bonds that are not redeemable, Bell Canada intends to initiate discussions with holders of such bonds and make offers at a price based on a yield that is flat to the relevant benchmark. All other existing bonds of BCE and Bell Canada will continue to remain outstanding.
In connection with the transactions announced today, new committed unsecured credit facilities in the amount of $5.5 billion have been arranged. Subject to certain conditions, these facilities will be available upon closing of the Arrangement and will have maturities ranging from 18 months to three years.
Financial Advisors
BMO Capital Markets, Goldman, Sachs & Co. and RBC Capital Markets have acted as financial advisors to BCE and Bell Canada in connection with the foregoing transactions.
Outlook — Confirmation of 2006 Guidance
Refer to the section entitled “Caution Concerning Forward-Looking Statements" later in this news release for a discussion concerning the material risk factors that could affect, and the material assumptions underlying, our 2006 guidance.
BCE also confirmed the following 2006 financial guidance:

Guidance 2006E(i)
Bell Canada
Revenue growth	1% - 3%
Cost savings	$700M-$900M
EBITDA[3] margin (ii)	Stable
Capital intensity (iii)	16% - 17%
BCE Inc.
EPS (iv)	$1.80-$1.90
Free Cash Flow (v)	$700M-$900M

(i)	All figures for 2006 are without giving effect to the proposed income trust conversion and related transactions which are expected to close in the first quarter of 2007. 2006 figures reflect the disposition of our interest in CGI and the reduction of our interest in Bell Globemedia, BCE’s intentions for the use of proceeds from these transactions and the creation of the Bell Aliant Regional Communications Income Fund.

(ii)	EBITDA margin is EBITDA as a percentage of revenues.

(iii)	Capital intensity is capital expenditures as a percentage of revenues.

(iv)	Before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund.

(v)	Cash from operating activities less capital expenditures, total dividends and other investing activities. For 2006, we expect to generate approximately $700 million to $900 million in free cash flow, excluding the funding of pension contributions from the acquisition of our Nortel and CGI shares by the Bell Canada pension fund. This amount reflects expected cash from operating activities of approximately $5.5 billion to $5.7 billion less capital expenditures, total dividends and other investing activities.
Caution Concerning Forward-Looking Statements
Certain statements made in this news release, and certain oral statements made by our senior management in connection with the announcement of BCE’s and Bell Canada’s proposed conversion into an income trust (the “Trust”), including, but not limited to, the intention to create the Trust, the expected timing of the completion of the Arrangement, the intention of BCE and Bell Canada to repurchase their currently outstanding preferred shares, the intention of Bell Canada to make an offer to certain bondholders, the expected structure of the Arrangement, the initial annual cash distributions per unit and the targeted payout ratio, the expectation that the Arrangement is designed to create shareholder value and that the targeted payout ratio is designed to allow us to achieve certain financial objectives, financial guidance for 2006 and other statements that are not historical facts, constitute forward-looking information and are subject to important risks, uncertainties and assumptions. Such risks and uncertainties are identified and discussed under “Material Risks” below. Such assumptions are identified and discussed in the next paragraph. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any transaction, other than the proposed Arrangement, or of any non-recurring or other special items that may be announced or that may occur after the date hereof.
Material Assumptions
A number of assumptions were made by BCE in preparing the forward-looking information set out in this news release and the oral forward-looking statements made by BCE’s senior management in connection with the announcement of the proposed creation of the Trust.
In particular, the Trust’s initial annual cash distributions per unit in 2007 assume, among other things, cash available for distribution in 2007 of approximately $2.1 billion, an initial targeted payout ratio of 85%, an estimated pro forma number of outstanding units of approximately 812 million, distributions by Bell Aliant to Bell Canada (based on expected 2006 distributions) of approximately $275 million and that BCE’s and Bell Canada’s conversion into an income trust, and related transactions, will be completed on terms and at times substantially in accordance with those set out in this news release.
In addition, the trust’s initial cash available for distribution reflects a preliminary business outlook for BCE, excluding Bell Aliant, that is based on certain anticipated financial and operational trends and assumptions for 2007 that include EBITDA less currently planned capital expenditures in the range of approximately $3.2 billion to $3.4 billion, and additional cash costs, that include normalized pension contributions in the range of approximately $250 million to $275 million, debt service payments in the range of approximately $825 million to $875 million, and cash taxes in the range of approximately $50 million to $75 million. The cash available for distribution is pro forma the monetization of Telesat. It also excludes Bell Globemedia which is now accounted for at cost following the reduction in our ownership position. We have also assumed that key drivers of Bell Canada’s EBITDA in 2007 would be the following trends and assumptions: ARPU (average revenue per unit) increases and higher EBITDA flow-through in our growth businesses, greater value derived from our traditional businesses as a result of minimizing declines in our long distance services and the stabilization of reductions in our residential NAS, and benefiting from our new cost structure.
These financial and operational trends and assumptions for 2007 represent a preliminary business outlook for 2007 and not BCE’s formal annual guidance for 2007. BCE’s formal annual guidance for 2007 will be released in December 2006. Accordingly, since the targeted payout ratio, as well as other related targets, are based on preliminary assumptions and targets for 2007 as compared to BCE’s formal annual guidance, they are subject to greater uncertainty and, consequently, there is a greater risk that the actual payout ratio and the actual level of cash available for distribution will materially differ from BCE’s current targets.
In making these forward-looking statements, BCE has assumed that the various conditions precedent to the Arrangement can be satisfied in accordance with their terms. Please refer to “Risks Relating to the Arrangement” below for more details.
Material Risks
Risks Relating to the Arrangement
The completion of the proposed Arrangement is subject to a number of conditions including those mentioned under “Conditions of the Arrangement” above.
These conditions may not be satisfied, or may not be satisfied on terms satisfactory to BCE or Bell Canada, in which case the proposed Arrangement could be modified, restructured or terminated. In addition, the Boards of Directors of each of BCE and Bell Canada have the discretion to determine not to proceed with the Arrangement.
Risks Relating to the Trust Cash Distributions Are Not Guaranteed and Will Fluctuate with the Performance of the Business The Trust will, for purposes of its income and cash available for distribution, be entirely dependent on its operating affiliates. Although BCE has identified initial annual cash distributions per unit and an initial targeted payout ratio, there can be no assurance regarding the actual amounts of cash that will be distributed or the actual payout ratio. The actual amount of cash distributions paid in respect of the units of the Trust will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of the Trust and BCE. Distributions are not guaranteed and will fluctuate with the performance of the Trust’s operating affiliates. The Trust will have the discretion to establish cash reserves for the proper conduct of its business. Adding to these reserves in any year would reduce the amount of distributable cash and, hence, cash available for distributions in that year. In addition, the timing and amount of capital expenditures will directly affect the amount of cash available for distribution of the Trust, and therefore distributions to unitholders. Such distributions could need to be reduced, or possibly even eliminated, at times when it is deemed necessary to make significant capital or other expenditures. Accordingly, there can be no assurance regarding the actual levels of cash distributions by the Trust.
General Business Risks
BCE’s annual guidance for 2006, as well as the initial annual cash distributions per unit, the targeted payout ratio and the cash available for distribution of the Trust, and the preliminary financial and operational trends and assumptions for 2007 on which such targets are based, are also subject to various risks that could adversely affect BCE’s businesses and that could cause actual results to differ materially from current expectations. For a description of such other risks, please refer to the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements And Risks That Could Affect Our Business and Results” contained in BCE’s MD&A (found on pages 42 to 56 of the Bell Canada Enterprises 2005 Annual Report) for the year ended

December 31, 2005 dated March 1, 2006 filed by BCE with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in BCE’s 2006 First Quarter MD&A dated May 2, 2006 and Second Quarter MD&A dated August 1, 2006 under the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements and Risks That Could Affect Our Business And Results”, filed by BCE with the Canadian Securities Commissions and with the SEC under Form 6-K (available on the same websites referred to above). BCE’s annual guidance for 2006 is also subject to the assumptions outlined in the above documents.
The forward-looking statements contained in this news release represent our expectations as of October 11, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statement, whether as a result of new information or otherwise.

Notes:

[1]	Anticipated initial annual cash distributions per unit of approximately $2.55 represent management’s estimate and are based on a calculation under which 2007 targeted capital expenditures and other items have been subtracted from 2007 targeted EBITDA. Cash available for distribution is a cash flow measure that is generally used by Canadian income funds to provide an indication of their ability to make cash distributions. Cash available for distribution is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and does not have a standardized meaning. Cash available for distribution as presented by BCE may not be comparable to similar measures presented by other issuers. We define cash available for distribution to be cash flow from operating activities, after certain normalizing and pro forma adjustments and items not affecting cash, and adjusting for, among things, pension plan contributions, cash taxes and interest expense, other cash expenses and capital expenditures. The most comparable Canadian GAAP financial measure is cash flow from operating activities. A detailed calculation of the Trust’s pro forma distributable cash, based on pro forma historical results of the Trust for the twelve months ended June 30, 2006, adjusted to reflect the expected effects of the conversion and appropriate assumptions based on management’s expected courses of action, is included in a material change report that will be filed today with the Canadian securities commissions through SEDAR and with the SEC under Form 6-K.

[2]	We define free cash flow as cash flow from operating activities after capital expenditures, total dividends and other investing activities. Free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flow from operating activities.

[3]	We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plan cost, and restructuring and other items. The term EBITDA does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plan cost, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and net benefit plan cost because they largely depend on the accounting methods and assumptions an issuer uses, as well as non-operating factors such as the historical cost of capital assets and the investment performance of an issuer’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure an issuer’s ability to service debt and to meet other payment obligations or as a common measurement to value issuers in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income.

Call with Financial Analysts
BCE will hold a teleconference for financial analysts to discuss this announcement on Wednesday, October 11 at 8:30 am (Eastern). Media are welcome to participate on a listen only basis.
To participate, please dial 416-641-6121 or 1-866-299-6657 shortly before the start of the call. A replay will be available for one week by dialing 416-695-5800 or 1-800-408-3053 (passcode 3200863#). This teleconference will also be Webcast live and archived for 90 days on BCE’s website at www.bce.ca.
Call with the Media
BCE will hold a teleconference for media to discuss this announcement on Wednesday, October 11 at 10:00 am (Eastern). Michael Sabia, CEO of BCE and Bell Canada and other senior executives, will participate in the teleconference.
To participate, please dial 514-861-7241 or 1-866-862-3915 shortly before the start of the call. A replay will be available for one week by dialing 514-861-2272 or 1-800-408-3053 (passcode 3200856#) This teleconference will also be Webcast live and archived for 90 days on BCE’s website at www.bce.ca.
About BCE Inc.
BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For further information:

Pierre Leclerc	Thane Fotopoulos

Media Relations	Investor Relations
(514) 391-2007 / 1 877 391-2007	(514) 870-4619
pierre.leclerc@bell.ca	thane.fotopoulos@bell.ca